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                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               Dated July 15, 2003

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

              Form 20-F   X             Form 40-F
                        -----                     -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes                        No   X
                  -----                     -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )
                                   --------------

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        United Microelectronics Corporation




Date: Jul 15, 2003                      By: /s/ Stan Hung
      -----------------                     -----------------------------------
                                            Stan Hung
                                            Chief Financial Officer

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                       UMC Appoints Dr. Jackson Hu to CEO

  25-year IC design veteran is committed to enhancing the customer-orientation of UMC's industry-leading foundry services

Hsinchu, Taiwan, July 15, 2003--UMC (NYSE: UMC) today announced the appointment of Dr. Jackson Hu to the position of Chief Executive Officer. The announcement is based on Dr. Hu's acceptance today of this board appointment. Dr. Hu's appointment is seen as further affirmation of UMC's commitment to enhancing the customer-orientation of its foundry services due to his extensive career in the fabless semiconductor industry prior to joining UMC early in 2003.

UMC Chairman Robert Tsao commented on the appointment, "In the past, we had a tendency to think of foundry services from our perspective as process technology and manufacturing specialists. Although, leadership in process technology is central to our success, we have been steadily increasing our focus on complimentary services and solutions that enable our customers to take advantage of our technology. Jackson's years as an influential member of the fabless design community have equipped him with an intimate understanding of customer needs. In the short time that he has been with UMC, his understanding of their design and business requirements has enabled us to better tailor our foundry services to enhance customer success. In the years to come, we will leverage his experience to ensure that UMC remains the foundry of choice for the best companies in the IC design world."

Dr. Hu joined UMC at the beginning of 2003 as the president of the New Business Development Group and head of the Design Support division. He is a 25-year veteran of the high-tech industry, and prior to UMC served as president and CEO of SiRF Technology, a fabless communications IC and IP (intellectual property) company focusing on location technology based on Global Positioning Systems
(GPS). During his long career, Dr. Hu has served in a number of influential industry positions, including senior vice president and general manager of S3. During his time at S3, he helped grow the company into an industry leader with 35 percent market share of the graphics processor business. Hu's other significant accomplishments include co-founding IC Ensemble, a fabless IC company that focuses on audio controller products, which was acquired by Via Technology in 2000. He also co-founded Verticom, a company that developed PC graphics cards. Western Digital later acquired Verticom in 1988.

Dr. Hu earned his bachelor's degree in electrical engineering from National Taiwan University and his master's and doctorate degrees in computer science from the University of Illinois, Urbana. He later earned an MBA from Santa Clara University.

"Since joining UMC earlier this year, I have been honored to work closely with some of the most outstanding companies in the semiconductor industry. These customers and partners have helped me to better understand the importance of UMC's role as a world leader in the areas of semiconductor process technology and manufacturing excellence. The maturity of our advanced manufacturing technologies is unparalleled, and I hope that my previous experiences as a foundry customer will enhance UMC's ability to continually set new benchmarks for excellence in the industry. I am confident we are well on the way to meeting this objective due to the world-class team that UMC has assembled during its long and successful history. I look forward to cooperating closely with Chairman Robert Tsao and Vice Chairmen John Hsuan and Peter Chang, and every other UMC employee to make UMC the world's most competitive foundry company," said Dr. Jackson Hu.

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In a public statement given at the announcement of his appointment, Dr. Hu outlined the following priorities and goals for UMC:

1. UMC will accelerate its investment in its 12-inch (300mm) manufacturing facilities. Before the end of next year, UMC expects to expand capacity at Taiwan's Fab 12A to 20,000 wafers per month, and capacity at its UMCi Singapore affiliate to 10,000 wafers per month.

2. In order to ensure continued leadership in the area of 12-inch wafer manufacturing, UMC will further strengthen its research and development for 90nm and below process technologies, and ensure the availability of a complete catalog of relevant IP (silicon intellectual property) for integration in its customers' leading-edge designs.

3. UMC will continue to operate as a pure IC foundry with a strong emphasis on customer partnerships, and has no plans to pursue a so-called "Virtual IDM" strategy. However, in order to ensure a diversified and sufficient customer base, UMC may choose to make investments in certain IC design companies. At the same time, UMC will take all possible measures to avoid any conflict of interest with its existing customers.

4. UMC plans to carefully review its investment portfolio, and divest itself of non-core investments. With regard to its investments in listed IC companies, UMC plans to gradually divest itself of these investments, in a manner that will not negatively impact their stock price or business relationship with UMC. UMC believes that its cooperation with partners and customers should be based on its technical proficiency and outstanding foundry services, not based on any investment status. UMC will use the sale of these shares to enhance its profitability.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a leading global semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 90nm, 0.13um copper, embedded DRAM, and mixed signal/RFCMOS. UMC is also a leader in 300mm manufacturing; Fab 12A in Taiwan is currently in volume production for a variety of customer products, while the Singapore-based UMCi joint venture will begin pilot production later this year. UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.